Firefly Neuroscience, Inc.

1100 Military Road

Kenmore, NY 14217

February 11, 2025

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Crispino

Re:	Firefly Neuroscience, Inc. Withdrawal of Acceleration Request for Registration Statement on Form S-1 File No. 333-284782

Dear Matthew Crispino:

Reference is made to our letter, dated February 11, 2025, in which we requested acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m. (Eastern Time) on Wednesday, February 12, 2025. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Respectfully, Firefly Neuroscience, Inc.

By:	/s/ Greg Lipschitz
Greg Lipschitz
Interim Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.